EXHIBIT 99.2

US GAAP Financial Results for the Third Quarter of Fiscal 2012

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations ...................................................................................................................	3

Overview ...	4

Consolidated Operations .......................................................................................................................................................................................................	6

Quarterly Operating Results .................................................................................................................................................................................................	12

Liquidity and Capital Resources ............................................................................................................................................................................................	14

Commitments, Contingencies and Guarantees ........................................................................................................................................................................	16

Outstanding Share Data .......................................................................................................................................................................................................	18

Application of Critical Accounting Policies ............................................................................................................................................................................	18

Change In / Initial Adoption of Accounting Policies ................................................................................................................................................................	20

Trends / Business Outlook ....................................................................................................................................................................................................	22

Certain Factors That May Affect Future Results ...................................................................................................................................................................	25

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets ...............................................................................................................................................................................	33

Condensed Consolidated Statements of Operations ................................................................................................................................................................	34

Condensed Consolidated Statements of Shareholders' Equity ..................................................................................................................................................	35

Condensed Consolidated Statements of Cash Flows ...............................................................................................................................................................	36

Notes to Condensed Consolidated Financial Statements ....................................................................................................................................................................	37

Corporate Information ...	52

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

This MD&A also refers to our fiscal year. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which will end on January 31, 2012, is referred to as the “current fiscal year,” “fiscal 2012,” “2012” or using similar words. Our fiscal year, which ended on January 31, 2011, is referred to as the “previous fiscal year,” “fiscal 2011,” “2011” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2013 refers to the annual period ending January 31, 2013 and the “fourth quarter of 2013” refers to the quarter ending January 31, 2013.

This MD&A, which is prepared as of December 2, 2011, covers our quarter ended October 31, 2011, as compared to our quarter ended October 31, 2010. You should read the MD&A in conjunction with our unaudited condensed consolidated financial statements for our third quarter of fiscal 2012 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2011 that are included in our most recent annual report to shareholders (the “2011 Annual Report”), as filed on March 11, 2011.

We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. As it relates to our financial condition and results of operations for the condensed period ended October 31, 2011, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2011 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Quarterly Report to Shareholders, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest, and that we will see a smaller increase in our second fiscal quarter going forward due to recent departures of customers for our legacy ocean services; the impact of our customs compliance business on our revenues; mix of revenues between services revenues and license revenues and potential variances from period to period; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our planning for anticipated loss of revenues and customers in fiscal 2012 and beyond; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; use of proceeds from previously completed financings or other transactions; allocation of purchase price for completed acquisitions; our expectations regarding future cost-reduction activities; expenses, including amortization of intangibles and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; income tax provision and expense; effective tax rates applicable to future fiscal periods; anticipated tax benefits; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; anticipated geographic break-down of business and revenues; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital and capital expenditure requirements and our anticipated growth strategy; our ability to raise capital; and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

Overview

We are a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Using our federated network and technology solutions, companies can reduce costs, improve operational performance, save time, comply with regulatory requirements and enhance the service that they deliver to their own customers. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading and status messages); regulatory compliance and customs filing; route and resource planning, execution, monitoring and reporting; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated resources in motion management solutions (or RiMMS) for managing inventory in transit, conveyance units, people and business documents. RiMMS systems integrate mobile resource management applications (MRM) with end-to-end supply chain execution (SCE) applications, such as transportation management, routing and scheduling, inventory visibility, and global trade and compliance systems (GT&C), such as customs filing.

We believe logistics-intensive organizations are seeking new ways to reduce operating costs, differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing and changes in day-to-day requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are more and more issues that can significantly impact the status of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment period, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions don’t provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite the highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer RiMMS-like logistics technology is evolving, but a disproportionate number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our federated global logistics network and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, network-based solution provider who can help them manage the end-to-end shipment process – from the booking of the move of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice relating to that move.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate their processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Solutions
To help deliver the advantages of RiMMS solutions to customers, Descartes developed the Logistics Technology Platform. Descartes’ Logistics Technology Platform is the simple, elegant synthesis of network, applications and community.

The Logistics Technology Platform fuses Descartes’ Global Logistics Network (GLN), one of the world's most extensive logistics network covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management applications. The Logistics Technology Platform leverages one of the world’s largest multimodal logistics communities to enable companies to quickly and cost-effectively connect and collaborate.

The applications available over the Logistics Technology Platform that work in conjunction with the GLN, help transportation companies and logistics service providers (LSPs) better control their shipment management process, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. LSPs are increasingly looking for technology to help them manage the end-to-end shipment lifecycle – from the booking of the shipment with the transportation provider to the settlement and audit of the invoice relating to the shipment.

Applications are also available on the Logistics Technology Platform to help manufacturer, retailer, distributor and mobile service provider (MRDM) enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these applications arm the customer service departments of private fleets and contract carriers with information about the location, availability, usage and scheduling of vehicles so they can provide better information to their own clients.

Our applications are designed to support:

•	GT&C – which encompasses the preparation and filing of the necessary electronic documentation relating to a shipment, such as cross-border customs documentation, freight waybills or manifests;
•
SCE – which entails the processes related to managing shipments from their point of origin to their point of destination, as well as the documents related to those shipments (e.g. booking data, orders, contracts and rates, shipment status, proof of delivery, invoices, payments, etc.); and

•	MRM – which involves tracking, information gathering, measuring, reporting, compliance filing, delegating and optimizing the use of mobile assets and people that are involved in the movement of goods.

The Logistics Technology Platform supports a community of over 35,000 trading partners sending over 1 billion messages annually in over 160 countries. Designed specifically for logistics processes and their users, the Logistics Technology Platform enables organizations to centrally manage information, deliver messages and transform data so they can efficiently and effectively gain better control of global inbound and outbound shipments and improve profitability.

By uniting the reach of the GLN with the power of these applications, our federated network creates an ecosystem that supports and streamlines the key functional areas facing today’s logistics managers.

Sales and Distribution
Our sales efforts are primarily directed toward two specific customer markets: (a) transportation companies and LSPs; and (b) MRDMs. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes’ solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces (Open SCIs), which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Recent Updates
On June 10, 2011, we acquired privately-held Telargo Inc., (“Telargo”), a provider of telematics solutions. Telargo is a software-as-a-service (“SaaS”) provider of MRM telematics solutions that enable its clients to monitor and manage mobile assets and help fleet owners comply with various transportation regulations. To complete the acquisition, Descartes paid $9.3 million, including $5.0 million in cash, net of cash acquired, and $4.3 million to repay financial liabilities, plus incurred certain transaction expenses.

On November 2, 2011, we acquired privately-held InterCommIT B.V. (“InterCommIT”), a provider of business-to-business (B2B) integration-as-a-service. InterCommIT is a SaaS provider of electronic data management services that enable its clients to seamlessly exchange data electronically. The total purchase price for the acquisition was $14.3 million in cash. As of December 2, 2011, the accounting for the business combination is not finalized, including the determination of the fair value of net assets and liabilities.

Consolidated Operations

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	Third Quarter of		First Three Quarters of
	2012	2011	2012	2011
Total revenues	28.5	25.8	84.4	72.3
Cost of revenues	9.5	8.6	28.2	24.5
Gross margin	19.0	17.2	56.2	47.8
Operating expenses	11.4	10.9	34.2	31.3
Other charges	0.4	0.6	1.0	2.9
Amortization of intangible assets	2.8	3.1	8.9	8.3
Income from operations	4.4	2.6	12.1	5.3
Investment income	0.1	-	0.1	0.1
Income before income taxes	4.5	2.6	12.2	5.4
Income tax expense	1.8	1.0	4.7	1.6
Net income	2.7	1.6	7.5	3.8
EARNINGS PER SHARE
Basic	0.04	0.03	0.12	0.06
Diluted	0.04	0.03	0.12	0.06
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,350	61,526	62,154	61,480
Diluted	63,408	62,849	63,317	62,779

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of  the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period. License revenues are derived from perpetual licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

	Third Quarter of		First Three Quarters of
	2012	2011	2012	2011
Services revenues	26.2	24.7	78.8	68.8
Percentage of total revenues	92%	96%	93%	95%

License revenues	2.3	1.1	5.6	3.5
Percentage of total revenues	8%	4%	7%	5%
Total revenues	28.5	25.8	84.4	72.3

Our services revenues for the first three quarters of 2012 were $78.8 million, a 15% increase from the same period in 2011. For the third quarter of 2012, our service revenues were $26.2 million, a 6% increase from the same period in 2011. The increase in services revenues is primarily due to the inclusion of three full quarters of services revenues from the March 19, 2010 acquisition of Belgium-based Zemblaz NV (former denominated Porthus NV, “Porthus”), April 20, 2010 acquisition of 882976 Ontario Inc., doing business as Imanet (“Imanet”) and our June 16, 2010 acquisition of Routing International NV (“Routing International”). In addition, the second and third quarter of 2012 also includes services revenues from the June 10, 2011 acquisition of Telargo.

Our license revenues for the first three quarters of 2012 were $5.6 million, a 60% increase from the same period in 2011. For the third quarter of 2012, our license revenues were $2.3 million, a 109% increase from the same period in 2011. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our Delivery Management suite to MRDM enterprises. The amount of license revenue in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

As a percentage of total revenues, our services revenues were 93% and 95% for first three quarters of 2012 and 2011, respectively, and 92% and 96% for the third quarter of 2012 and 2011, respectively. Our high percentage of services revenues reflects our continued success in selling to new customers under our services-based business model rather than our former model that emphasized perpetual license sales.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic location of customer (in millions of dollars):

	Third Quarter of		First Three Quarters of
	2012	2011	2012	2011
United States	12.5	10.9	36.3	33.3
Percentage of total revenues	44%	42%	43%	46%

Canada	3.6	3.5	11.1	9.3
Percentage of total revenues	13%	14%	13%	13%

Americas, excluding Canada and United States	0.4	0.2	0.8	0.8
Percentage of total revenues	1%	1%	1%	1%

Belgium	4.6	5.2	14.8	12.1
Percentage of total revenues	16%	20%	18%	17%

Europe, Middle-East and Africa (“EMEA”), excluding Belgium	5.7	5.0	17.7	14.2
Percentage of total revenues	20%	19%	21%	20%

Asia Pacific	1.7	1.0	3.7	2.6
Percentage of total revenues	6%	4%	4%	3%
Total revenues	28.5	25.8	84.4	72.3

Revenues from the United States for the first three quarters of 2012 were $36.3 million, a 9% increase from the same period in 2011. For the third quarter of 2012, our revenues from the United States were $12.5 million, a 15% increase from the same period in 2011. The increase in the first three quarters and third quarter of 2012 as compared to the same periods in 2011 was primarily attributable to increased shipping volumes, as well as new customers in the MRM market in the United States. The increase in revenues from the United States is also due to increased license revenues. Also contributing to the increase in revenues in the first three quarters and third quarter of 2012 is the acquisition of Telargo.

Revenues from Canada for the first three quarters of 2012 were $11.1 million, a 19% increase from the same period in 2011. For the third quarter of 2012, our revenues were $3.6 million, a 3% increase from the same period in 2011. The increase in the first three quarters of 2012 was principally due to the inclusion of a full period of Canadian revenues from the Canadian-based Imanet. Revenues from Canada in the first three quarters and third quarter of 2012 were also impacted by favourable foreign exchange rates for the translation of Canadian dollar revenues as compared to the same periods of 2011.

Revenues from the Americas region, excluding Canada and the United States for the first three quarters of 2012 were $0.8 million, consistent with the same period in 2011. For the third quarter of 2012, revenues from the Americas region, excluding Canada and the United States were $0.4 million, a 100% increase from the same period in 2011. The increase in the third quarter of 2012 compared to the same period in 2011 was principally due to increased license revenues from resellers.

Revenues from Belgium for the first three quarters of 2012 were $14.8 million, a 22% increase from the same period in 2011. For the third quarter of 2012, our revenues were $4.6 million, a decrease of 12% from the same period in 2011. The increase in the first three quarters of 2012 was principally due to the inclusion of a full period of Belgian revenues from the Belgium-based Porthus and Routing International, acquired in the first and second quarters of 2011, respectively. Revenues from Belgium in the first three quarters of 2012 were also favourably impacted by foreign exchange rates for the translation of euro denominated revenues as compared to the same periods of 2011. The decrease in revenue in the third quarter of 2012 is due to a decrease in government contracts, slightly offset by the favourable impact of the foreign exchange rates for the translation of euro denominated revenues as compared to the same period in 2011.

Revenues from the EMEA region, excluding Belgium, for the first three quarters of 2012 were $17.7 million, a 25% increase from the same period in 2011. For the third quarter of 2012, our revenues from the EMEA region, excluding Belgium, were $5.7 million, a 14% increase from the same period in 2011. The increase in the first three quarters and third quarter of 2012 was principally due to the inclusion of a full period of revenues from Porthus and Routing International, acquired in the first and second quarters of 2011, respectively. Also contributing to the increase in revenues in the first three quarters and third quarter of 2012 is the acquisition of Telargo. Revenues from the EMEA region, excluding Belgium in the first three quarters and third quarter of 2012 were also impacted by favourable foreign exchange rates for the translation of euro denominated revenues as compared to the same period of 2011.

Revenues from the Asia Pacific region for the first three quarters of 2012 were $3.7 million, a 42% increase from the same period in 2011. For the third quarter of 2012, our revenues from the Asia Pacific region were $1.7 million, a 70% increase from the same period in 2011. The increase in the first three quarters and third quarter of 2012 is a result of the acquisition of Telargo.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	Third Quarter of		First Three Quarters of
	2012	2011	2012	2011
Services
Services revenues	26.2	24.7	78.8	68.8
Cost of services revenues	8.9	8.3	26.7	23.7
Gross margin	17.3	16.4	52.1	45.1
Gross margin percentage	66%	66%	66%	66%

License
License revenues	2.3	1.1	5.6	3.5
Cost of license revenues	0.6	0.3	1.5	0.8
Gross margin	1.7	0.8	4.1	2.7
Gross margin percentage	74%	73%	73%	77%

Total
Revenues	28.5	25.8	84.4	72.3
Cost of revenues	9.5	8.6	28.2	24.5
Gross margin	19.0	17.2	56.2	47.8
Gross margin percentage	67%	67%	67%	66%

Cost of services revenues consists of internal costs of running our systems and applications, as well as salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues was 66% in both the first three quarters and third quarter of 2012 and 2011. The creation of operating efficiencies from the successful integration of past acquisitions, was offset by the acquisition of Telargo in the second quarter of 2012, which currently operates at lower margins than our other service revenue streams.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees, referral fees and royalties.

Gross margin percentage for license revenues was 73% and 77% in the first three quarters of 2012 and 2011, respectively, and 74% and 73% in the third quarter of 2012 and 2011, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa. This was the primary contributor to the changes in license margins in the first three quarters and third quarter of 2012 compared to the same periods in 2011.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $34.2 million and $31.3 million for the first three quarters of 2012 and 2011, respectively. Operating expenses were $11.4 million and $10.9 million for the third quarter of 2012 and 2011, respectively. In the first three quarters and third quarter of 2012 the increase in operating expenses arose primarily from the inclusion of  a full period of operating expenses from Porthus, Routing International and Imanet, all acquired in the first half of 2011 and the Telargo acquisition in the second quarter of 2012. As well, in the first three quarters and third quarter of 2012, operating expenses were also impacted by the unfavourable foreign exchange impact from our Canadian dollar and euro denominated operating expenses compared to the same periods in 2011.

The following table provides additional analysis of operating expenses (in millions of dollars) for the periods indicated:

	Third Quarter of		First Three Quarters of
	2012	2011	2012	2011
Total revenues	28.5	25.8	84.4	72.3

Sales and marketing expenses	3.1	3.0	9.7	8.8
Percentage of total revenues	11%	12%	11%	12%

Research and development expenses	4.7	4.4	13.9	12.4
Percentage of total revenues	16%	17%	16%	17%

General and administrative expenses	3.6	3.5	10.6	10.1
Percentage of total revenues	13%	14%	13%	14%
Total operating expenses Percentage of total revenues	11.4 40%	10.9 42%	34.2 41%	31.3 43%

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $9.7 million and $8.8 million for the first three quarters of 2012 and 2011, respectively, and $3.1 million and $3.0 million for the third quarter of 2012 and 2011, respectively. The increase in sales and marketing expenses in the first three quarters and third quarter of 2012 is primarily due to the inclusion of a full period of Porthus, Routing International and Imanet, all acquired in the first half of 2011 and Telargo in the second quarter of 2012. The increase in both the first three quarters and third quarter of 2012 is also impacted by an unfavorable foreign exchange impact from our Canadian dollar and euro denominated sales and marketing expenses, compared to the same period in 2011.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2012 and 2011, as applicable. Research and development expenses were $13.9 million and $12.4 million for the first three quarters of 2012 and 2011, respectively, and $4.7 million and $4.4 million for the third quarter of 2012 and 2011, respectively. The increase in research and development expense in the first three quarters and third quarter of 2012 as compared to the same periods in 2011 is primarily attributable to increased payroll and related costs from the acquisition of Porthus, Routing International and Imanet in 2011 and Telargo in the second quarter of 2012. The increase in both the first three quarters and third quarter of 2012 was also influenced by an unfavourable foreign exchange impact from our Canadian dollar and euro denominated research and development expenses.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $10.6 million and $10.1 million in the first three quarters of 2012 and 2011, respectively, and $3.6 million and $3.5 million in the third quarter of 2012 and 2011, respectively. The increase in general and administrative expenses in the first three quarters and third quarter of 2012 as compared to the same periods in 2011 was primarily attributable to additional general and administrative expenses associated with the inclusion of payroll and related costs for additional personnel related to our recent acquisitions. The unfavourable foreign exchange impact from our Canadian dollar and euro denominated general and administrative expenses also resulted in higher expenses in the first three quarters and third quarter of 2012, compared to the same periods in 2011.

Other charges consist primarily of acquisition-related costs and restructuring charges. Other charges were $1.0 million and $2.9 million in the first three quarters of 2012 and 2011, respectively, and $0.4 million and $0.6 million in the third quarter of 2012 and 2011, respectively. The decreases in the first three quarters and third quarter of 2012 from the same periods of 2011 were due to the inclusion of $1.4 million of acquisition-related costs in the first three quarters of 2011, compared to $0.9 million of such costs in the first three quarters of 2012. The 2012 acquisition-related costs were primarily professional fees related to our acquisition of Telargo, while the 2011 acquisition-related costs were primarily related to our Porthus, Imanet and Routing International acquisitions. The decrease in other charges is also due to restructuring costs of $0.1 million and nil related to integration of previously completed acquisitions and other cost-reduction activities in the first three quarters and third quarter of 2012, respectively. Comparatively, the first three quarters and the third quarter of 2011 included $1.5 million and $0.6 million, respectively, of such restructuring charges.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with acquisitions completed by us as of October 31, 2011. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets was $8.9 million and $8.3 million for the first three quarters of 2012 and 2011, respectively, and $2.8 million and $3.1 million in the third quarter of 2012 and 2011, respectively. Amortization expense increased in the first three quarters of 2012 compared to the same period in 2011, primarily as a result of including amortization from the acquisition of Telargo, as well as a complete period of amortization of Porthus, Imanet and Routing International intangible assets. Amortization expense decreased in the third quarter of 2012 compared to the same period in 2011, primarily due to intangible assets from previous acquisitions becoming fully amortized during the period. As at October 31, 2011, the unamortized portion of all intangible assets amounted to $38.9 million.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Investment income was $0.1 million for the first three quarters of 2012 and 2011, respectively, and $0.1 million and nil in the third quarter of 2012 and 2011, respectively. Investment income is consistent period over period and reflective of current market rates.

Income tax expense is comprised of current and deferred income tax expense. Income tax expense for the first three quarters of 2012 and 2011 was 38.3% and 28.8% of income before income taxes, respectively, with current income tax expense being 8.7% and 19.8% of income before income taxes, respectively. Income tax expense for the third quarter of 2012 and 2011 was 38.8% and 37.9% of income before income taxes, respectively, with current income tax expense being 10.3% and 17.3% of income before income taxes, respectively.

Income tax expense – current was $1.1 million in the first three quarters of both 2012 and 2011 and $0.5 million in the third quarter of both 2012 and 2011. Current income taxes arise primarily from US income that is subject to federal alternative minimum tax and that is not fully sheltered by loss carryforwards in certain US states, and income in France and Slovenia which is not sheltered by loss carryforwards.

Income tax expense  – deferred was $3.6 million and $0.5 million in the first three quarters of 2012 and 2011, respectively, and $1.3 million and $0.5 million in the third quarter of 2012 and 2011, respectively. Deferred income taxes were impacted in the first three quarters of 2012 by $0.3 million of deferred tax recovery due to provision to return true up for fiscal 2011 in the US, and provision to return true up for fiscal 2011 of $0.7 million in the Netherlands.

Overall, we generated net income of $7.5 million and $3.8 million in the first three quarters of 2012 and 2011, respectively. The $3.7 million increase in the first three quarters of 2012 from the first three quarters of 2011 was primarily a result of an $8.4 million increase in gross margin, a $1.8 million decrease in other charges, slightly offset by a $0.6 million increase in amortization of intangibles, a $2.9 million increase in operating expenses and a $3.1 million increase in income taxes.

For the third quarter of 2012, net income was $2.7 million compared to $1.6 million in the same period in 2011. The $1.1 million increase in the third quarter of 2012 from the third quarter of 2011 was primarily a result of a $1.8 million increase in gross margin, a $0.2 million decrease in other charges and a $0.3 million decrease in amortization of intangibles. Partially offsetting these increases in net income was a $0.5 million increase in operating expenses and a $0.7 million increase in income taxes.

Quarterly Operating Results

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of shares outstanding amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	Total
	2011	2011	2011
2012
Revenues	27,076	28,841	28,502	84,419
Gross margin	18,162	19,058	19,007	56,227
Operating expenses	11,239	11,618	11,403	34,260
Net income	2,152	2,640	2,724	7,516
Basic earnings per share	0.03	0.04	0.04	0.12
Diluted earnings per share	0.03	0.04	0.04	0.12
Weighted average shares outstanding (thousands):
Basic	61,881	62,221	62,350	62,154
Diluted	63,194	63,358	63,408	63,317

	April 30,	July 31,	October 31,	January 31,	Total
	2010	2010	2010	2011
2011
Revenues	21,286	25,249	25,787	26,853	99,175
Gross margin	13,899	16,696	17,208	17,497	65,300
Operating expenses	9,417	10,951	10,968	10,760	42,096
Net income	192	2,023	1,616	7,708	11,539
Basic earnings per share	-	0.03	0.03	0.13	0.19
Diluted earnings per share	-	0.03	0.03	0.12	0.18
Weighted average shares outstanding (thousands):
Basic	61,432	61,481	61,526	61,651	61,523
Diluted	62,681	62,718	62,849	63,181	62,888

	April 30,	July 31,	October 31,	January 31,	Total
	2009	2009	2009	2010
2010
Revenues	17,419	18,610	18,865	18,874	73,768
Gross margin	12,232	12,633	12,980	12,751	50,596
Operating expenses	8,744	8,198	8,545	11,797	37,284
Net income	2,208	812	988	10,342	14,350
Basic earnings per share	0.04	0.02	0.02	0.17	0.26
Diluted earnings per share	0.04	0.02	0.02	0.17	0.25
Weighted average shares outstanding (thousands):
Basic	53,017	53,051	54,084	61,326	55,389
Diluted	53,737	54,086	55,475	62,519	56,437

Our services revenues continue to have seasonal trends. In our first fiscal quarter, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period, but, going forward with the recent loss of ocean customers, our trends will follow general industry shipment and transactional volumes. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

Revenues have been positively impacted by the six acquisitions that we have completed since the beginning of 2010. In addition, over the past three fiscal years we have seen increased transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of new US and Canadian customs regulations, including the CBP ACE e-manifest filing initiative described in more detail in the “Trends / Business Outlook” section later in this MD&A. These increases have been tempered by the general economic downturn that started impacting our business and global shipping volumes in 2009.

In 2010, revenues and expenses increased as a result of the acquisitions of Oceanwide Inc. (“Oceanwide”) and Scancode Systems Inc. (“Scancode”). Net income was also impacted by $0.3 million, $0.2 million and $0.4 million of acquisition-related costs incurred in the first, second and fourth quarters of fiscal 2010, respectively. As well, $0.4 million, $0.1 million and $0.3 million of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities were expensed in the first, third and fourth quarters of 2010, respectively. In the first quarter of 2010, we recorded a deferred income tax recovery of $1.6 million as a result of merging Oceanwide's US operations with our major US operating subsidiary. This deferred income tax recovery was partially offset by a $1.0 million deferred income tax expense as we used  some deferred tax assets to offset taxable income in certain jurisdictions in the first quarter of 2010. Net income in the second quarter of 2010 was adversely impacted by $1.9 million in income tax expense. The current portion of the income tax expense arose primarily from taxable income estimates for the acquisitions of Dexx bvba (“Dexx”) and Scancode entities that did not have loss carryforwards to shelter taxable income. The deferred portion of the income tax expense was primarily due to the use of some deferred tax assets to offset taxable income in certain jurisdictions. In addition, we recorded a deferred income tax expense of $0.2 million as a result of merging Scancode’s US operations with our major US operating subsidiary and re-evaluating the appropriate level of deferred tax assets for the combined entity. In the fourth quarter of 2010, net income was significantly impacted by a deferred income tax recovery of $10.9 million resulting from a reduction in the valuation allowance for our deferred tax assets. This recovery in the fourth quarter of 2010 was partially offset by $2.9 million in stock-based compensation charges resulting from a change of estimate in the calculation of stock based compensation expense, including the correction of an immaterial error of $1.1 million of additional stock-based compensation expense of which $0.6 million pertained to 2008 and $0.5 million to 2009.

In 2011, net income was positively impacted by the acquisitions of Porthus, Imanet and Routing International. Net income was also impacted by $0.6 million, $0.3 million, $0.2 million and $0.9 of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities expensed in the first, second, third and fourth quarters of 2011, respectively. As well, $0.9 million, $0.5 million and $0.2 million of acquisition-related costs were incurred in the first, second and fourth quarters of 2011, respectively. Net income in the third quarter of 2011 was negatively impacted by $0.4 million related to the write-off of certain computer software assets acquired as part of the Porthus acquisition. These assets were made redundant during the period as we continued to integrate Porthus into our operations. An income tax recovery of $5.2 million also contributed to net income in the fourth quarter of 2011. The income tax recovery resulted primarily from a $6.9 million reduction in the valuation allowance for deferred tax assets in our Netherlands and United Kingdom operations, partially offset by the recognition of additional valuation allowance for deferred tax assets in our Dexx and Australian operations.

In the first quarter of 2012, net income was positively impacted by the strengthening of the euro in comparison to the US dollar, while the strengthening of the Canadian dollar in comparison to the US dollar negatively impacted net income. Also negatively impacting net income was $0.3 million of acquisition-related costs with respect to completed and prospective acquisitions.

In the second quarter of 2012, our revenues and expenses increased as a result of including a partial quarter of revenues and expenses from the acquisition of Telargo. As well, revenue was positively impacted by increased shipping volumes and new customers in the MRM market. Net income was negatively impacted by $0.3 million of acquisition-related costs and $0.1 million of restructuring charges.

In the third quarter of 2012, our revenues and expenses increased as a result of including a full quarter of revenues and expenses from our acquisition of Telargo. Net income was negatively impacted by $0.4 million of acquisition-related costs and restructuring charges.

Our weighted average shares outstanding has increased since the first quarter of 2010, principally as a result of the issuance of 7.9 million common shares pursuant to our October 2009 bought deal share offering, and periodic employee stock option exercises.

Liquidity and Capital Resources

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations and sales of debt and equity securities. As at October 31, 2011, we had $76.2 million in cash and cash equivalents and $3.0 million in unused available lines of credit. On November 2, 2011, we announced that we had used approximately $13.7 million in net cash to complete our acquisition of InterCommIT. As at January 31, 2011, we had $69.6 million in cash and cash equivalents and $3.0 million in available lines of credit.

We believe that, considering the above, we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of current operating leases. We also believe that we have the ability to generate sufficient amounts of cash and cash equivalents in the long term to meet planned growth targets and fund strategic transactions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with any such potential strategic transaction.

If any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in the subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. To the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

	Third Quarter of		First Three Quarters of
	2012	2011	2012	2011
Cash provided by operating activities	6.6	4.6	16.5	12.6
Additions to capital assets	(1.2)	(0.5)	(3.3)	(1.2)
Proceeds from the sale of investment in affiliate	-	-	-	0.5
Business acquisitions, net of cash acquired	-	(1.1)	(5.0)	(45.0)
Issuance of common shares	0.1	0.3	1.6	0.6
Repayment of financial liabilities	-	-	(4.3)	(0.3)
Effect of foreign exchange rate on cash and cash equivalents	(0.1)	1.0	1.1	1.0
Net change in cash and cash equivalents	5.4	4.3	6.6	(31.8)
Cash and cash equivalents, beginning of period	70.8	58.5	69.6	94.6
Cash and cash equivalents, end of period	76.2	62.8	76.2	62.8

Cash provided by operating activities was $16.5 million and $12.6 million for the first three quarters of 2012 and 2011, respectively, and $6.6 million and $4.6 million for the third quarter of 2012 and 2011, respectively. For the first three quarters of 2012, the $16.5 million of cash provided by operating activities resulted from $7.5 million of net income, plus adjustments for $15.3 million of non-cash expenses included in net income and less $6.5 million of cash used in changes in our operating assets and liabilities. For the first three quarters of 2011, the $12.6 million of cash provided by operating activities resulted from $3.8 million of net income, plus adjustments for $11.9 million of non-cash expenses included in net income, and less $3.1 million of cash provided by changes in our operating assets and liabilities. Cash provided by operating activities increased in the first three quarters of 2012 compared to 2011, primarily due to net income adjusted for non-cash expenses which increased $7.1 million. This increase is partially offset by cash used in changes in our operating assets and liabilities which decreased $3.2 million in the first three quarters of 2012 compared to 2011.

For the third quarter of 2012, the $6.6 million of cash provided by operating activities resulted from $2.7 million of net income, plus adjustments for $5.1 million of non-cash expenses included in net income and less $1.4 million of cash used in changes in our operating assets and liabilities. For the third quarter of 2011, the $4.6 million of cash provided by operating activities resulted from $1.6 million of net income, plus adjustments for $5.0 million of non-cash expenses included in net income, and less $2.1 million of cash provided by changes in our operating assets and liabilities. Cash provided by operating activities increased in the third quarter of 2012 compared to 2011, primarily due to net income adjusted for non-cash expenses which increased $1.2 million and cash used by changes in our operating assets and liabilities which decreased $0.9 million.

Additions to capital assets were $3.3 million and $1.2 million in the first three quarters and third quarter of 2012, respectively, and $1.2 million and $0.5 million in the same periods in 2011, respectively. The additions were primarily composed of investments in software related to the implementation of a new enterprise resource planning (ERP) system as well as our continued investment in computing equipment.

Proceeds from the sale of investment in affiliate of $0.5 million in the first three quarters of 2011 is due to the sale of the investment in Desk Solutions NV, which was acquired as part of the Porthus acquisition. There was no such sale of investment in affiliates during the first half and second quarter of 2012.

Business acquisitions, net of cash acquired of $5.0 million in the first three quarters of 2012, is related to the acquisition of Telargo. The $45.0 million of cash paid in the first three quarters of 2011 is primarily comprised of $34.6 million of cash, net of cash acquired, for the acquisition of Porthus, $5.8 million of cash, net of cash acquired, for the acquisition of Imanet and $4.1 million of cash, net of cash acquired, for the acquisition of Routing International. The balance of this amount consists of additional purchase price paid for business acquisitions we completed prior to the first three quarters of 2011.

The $1.1 million of cash used for business acquisitions in the third quarter of 2011 is primarily comprised of $0.9 million of additional purchase price paid for the acquisition of Routing International. The balance of this amount consists of additional purchase price paid for business acquisitions we completed prior to the third quarter of 2011.

Issuance of common shares of $1.6 million and $0.6 million in the first three quarters of 2012 and 2011, respectively, and $0.1 million and $0.3 million in the third quarter of 2012 and 2011, respectively, is a result of the exercise of employee stock options.

Repayment of financial liabilities of $4.3 million and $0.3 million in the first three quarters of 2012 and 2011, respectively, is primarily due to the repayment of debt obligations acquired as part of the Telargo acquisition in 2012 and Porthus, Imanet and Routing International acquisitions in 2011.

Working capital. As at October 31, 2011, our working capital (current assets less current liabilities) was $86.4 million. Current assets include $76.2 million of cash and cash equivalents, $16.8 million in current trade receivables and an $8.4 million deferred tax asset. Current liabilities include $17.0 million of accrued liabilities and accounts payable and $5.8 million of deferred revenue. Our working capital has increased since January 31, 2011 by $7.9 million, primarily as a result of net income of $7.5 million in the first three quarters of 2012 offset by cash used for business.

Cash and cash equivalents. As at October 31, 2011, all funds were held in interest-bearing bank accounts or certificates of deposit, primarily with major Canadian, US and European banks. Cash and cash equivalents include short-term deposits with original maturities of three months or less.

Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating and capital lease obligations:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	2.5	4.7	2.8	1.4	11.4
Capital lease obligations	0.1	0.1	-	-	0.2
Total	2.6	4.8	2.8	1.4	11.6

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2016. The future minimum amounts payable under these lease agreements are described in the table above.

Other Obligations
Income taxes
We believe that it is reasonably possible that the gross unrecognized tax benefit as of October 31, 2011 could increase tax expense in the next 12 months by $4.4 million primarily relating to underlying uncertain tax positions, relating primarily to the tax years becoming statute barred for purpose of future tax examinations by local taxing jurisdictions and the expiration of competent authority relief.

Deferred Share Unit and Restricted Share Unit Plans
As discussed in the “Trends / Business Outlook” section later in this MD&A and in Note 14 to the unaudited condensed consolidated financial statements, we maintain deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, and the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the Toronto Stock Exchange (“TSX”) at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had 463,026 unvested RSUs outstanding at October 31, 2011 for which no liability was recorded on our consolidated balance sheet at such date, in accordance with ASC Topic 718 “Compensation – Stock Compensation”. The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our unaudited condensed consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB ASC Topic 460, “Guarantees” (“ASC Topic 460”). The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreement with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparties as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability on our financial statements for the guarantees or indemnities described above.

Outstanding Share Data

We have an unlimited number of common shares authorized for issuance. As of December 1, 2011, we had 62,398,910 common shares issued and outstanding.

As of December 1, 2011, there were 3,051,168 options issued and outstanding, and 202,118 remaining available for grant under all stock option plans.

On December 21, 2010, we announced that the TSX had approved the purchase by us of up to an aggregate of 4,997,322 common shares of Descartes pursuant to a normal course issuer bid. The purchases can occur from time to time until December 22, 2011, through the facilities of the TSX and/or the NASDAQ Stock Market (“NASDAQ”), if and when we consider advisable. As of December 2, 2011, no purchases have been made pursuant to this normal course issuer bid.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. At the annual shareholders meeting held on June 2, 2011, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

Application of Critical Accounting Policies

Our unaudited condensed consolidated financial statements included herein and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our significant accounting policies are discussed in Note 2 to the audited consolidated financial statements for 2011 (the “2011 Consolidated Financial Statements”).

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the unaudited condensed consolidated financial statements for the period ended October 31, 2011:

Revenue recognition
We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, the amount of revenue to allocate to individual elements in a multiple element arrangement, the selling price and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Government Grants
Government grants relating to costs are deferred and recognized in the statements of operations as a reduction of expense over the period necessary to match them with the costs that they are intended to compensate.

Long-Lived Assets
We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31st of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, assessing qualitative factors and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Stock-based compensation
We adopted ASC Topic 718, effective February 1, 2006 using the modified prospective application method. Accordingly, the fair value of that portion of employee stock options that is ultimately expected to vest has been amortized to expense in our consolidated statement of operations since February 1, 2006 based on the straight-line attribution method.

The fair value of stock option grants is calculated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Income Taxes
We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities.  We record deferred tax assets on our consolidated balance sheet for tax benefits that we currently expect to realize in future periods. Over recent years, we have determined that there was sufficient positive evidence such that it was more likely than not that we would utilize all or a portion of deferred tax assets in certain jurisdictions, to offset taxable income in future periods. This positive evidence included that we have earned cumulative income, after permanent differences, in each of these jurisdictions in at least the current and two preceding tax years. As such, over recent years, we have reduced our valuation allowances by amounts which represent the amount of tax loss carry forwards that we project will be used to offset taxable income in these jurisdictions over the ensuing six-year period. In making the projection for the six-year period, we made certain assumptions, including the following: (i) that there will be continued customer migration from technology platforms owned by our US entity and our Swedish entity to a technology platform owned by another entity in our corporate group, further reducing taxable income in the US and Sweden; and (ii) that tax rates in these jurisdictions will be consistent over the six-year period of projection, except in Canada where rates are expected to decrease through 2015 and then remain consistent thereafter. Any further change to increase or decrease the valuation allowance for the deferred tax assets would result in an income tax expense or income tax recovery, respectively, on the consolidated statements of operations.

Business Combinations
In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Our initial allocation of purchase price is generally preliminary in nature and may not be final for up to one year from the date of acquisition. Changes to the estimate and assumptions used in determining our purchase price allocation may result in material differences depending on the size of the acquisition completed.

Inventory
Finished goods inventories are stated at the lower of cost and market value. Market value is the current replacement cost of the inventory. The cost of finished goods is determined on the basis of average cost of units.

Change In / Initial Adoption of Accounting Policies

Recently adopted accounting pronouncements
In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 amends ASC Subtopic 605-25 “Revenue Recognition: Multiple-Element Arrangements”. Specifically ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. ASU 2009-13 has been adopted prospectively and the adoption of this amendment has not had a material impact on our results of operations to date.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements” (“ASU 2009-14”). ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product’s essential functionality will no longer be within the scope of ASC Subtopic 985-605, “Software Revenue Recognition”. The entire product, including the software and non-software deliverables, will therefore be accounted for under ASC Topic 605, “Revenue Recognition”. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. ASU 2009-14 has been adopted prospectively and the adoption of this amendment has not had a material impact on our results of operations to date.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amends ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, which was our reporting period ended April 30, 2010, except for the requirement to provide the Level 3 activity of purchases, sales issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, which is our fiscal year beginning February 1, 2011. The adoption of ASU 2010-06, including the requirements adopted in the current period, has not had a material impact on our results of operations or disclosure to date.

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition – Milestone Method” (“ASU 2010-17”). ASU 2010-17 establishes a revenue recognition model for contingent consideration that is payable upon achievement of an uncertain future milestone. ASU 2010-17 applies to research and development arrangements and requires a milestone payment be recorded in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities will not be precluded from making an accounting policy decision to apply another appropriate accounting policy that results in the deferral of some portion of the milestone payment. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. The adoption of this amendment has not had a material impact on our results of operations to date.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 clarifies that a public entity presenting comparative financial statements, should disclose revenue and earnings of the combined entity as though any business combinations that occurred during the current fiscal year had occurred as of the beginning of the comparative period. In addition ASU 2010-29 also expands the supplemental pro forma disclosures under ASC Topic 805 to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for acquisitions taking place in fiscal periods beginning on or after December 15, 2010, which is our fiscal year beginning February 1, 2011.The adoption of ASU 2010-29 has not had a material impact on our results of operations or disclosure to date.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”). ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test described in ASC Topic 350-20 “Intangibles – Goodwill and Other: Goodwill”. ASU 2011-08 is effective for condensed and annual periods beginning after December 15, 2011, with the option of early adoption. The adoption of ASU 2011-08 has been complete for our fiscal 2012 third quarter results. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements not yet adopted
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amends the wording used to describe many of the requirements in US GAAP for measuring fair value and for disclosing information about fair value measures. ASU 2011-04 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires the presentation of the statement of income and other comprehensive income consecutively. ASU 2011-05 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

Trends / Business Outlook

This section discusses our outlook for the fourth quarter of fiscal 2012 and in general as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include: legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns; and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes, compared to our first quarter being the weakest quarter for shipment volumes. Historically, in our second fiscal quarter, we have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period.  In our second quarter ended July 31, 2011 we did not see, and going forward, we do not expect to see, as large an increase in our second fiscal quarter revenues as we have seen historically in the second fiscal quarter, primarily due to departures of customers for our legacy ocean services in prior fiscal periods.

In 2006, CBP launched its e-manifest initiative requiring vehicles entering the US, including planes, trucks and ocean liners, to file an electronic manifest, providing CBP with an advance electronic notice of the contents of the vehicle. A similar e-manifest advanced notification initiative, called Advanced Commercial Information (“ACI”), has been developed for Canadian land ports by Canadian Border Service Agency with a phased implementation which began in the fourth quarter of calendar 2010. Similar advanced notification manifest security filing requirements have been introduced in the European Union (“EU”), and import controls systems began being phased in at the different EU member states in January 2011 with export control systems and enforcement penalties to follow at a later date. We have various customs compliance services specifically designed to help with these advance notification filing requirements. The implementations in Canada and the EU are expected to span at least 18 months, and we anticipate that our revenues will continue to be positively impacted by these initiatives in the fourth quarter of fiscal 2012.

In the third quarter of 2012, our services revenues comprised 92% of our total revenues, with the balance being license revenues. We expect that our focus in the fourth quarter of 2012 will remain on generating services revenues, primarily by promoting use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

In the latter half of fiscal 2009 and in fiscal 2010, we saw a global economic downturn that impacted all areas of the economy, including employment, the availability of credit, manufacturing and retail sales. With economic conditions impacting what is being built and sold, there has been and we anticipate that there will continue to be an impact on volumes that are shipped in fiscal 2012. Portions of our revenues are dependent on the amount of goods being shipped, the types of goods being shipped, the modes by which they are being shipped and/or the number of aggregate shipments. Accordingly, we expect our transaction revenues to continue to be adversely impacted until such time as the global economic environment returns to pre-fiscal 2009 levels.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide us with recurring services revenues. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. For fiscal 2012, based on our historical experience, we anticipate that over a one-year period we may lose approximately 3% to 5% of our aggregate revenues in the ordinary course. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline calibration,” a non-GAAP financial measure, which we define as the difference between our baseline revenues and baseline operating expenses. We define our “baseline revenues,” a non-GAAP financial measure, as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our “baseline operating expenses,” a non-GAAP financial measure, as our total expenses less interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration and deferred compensation), stock-based compensation, acquisition-related costs and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated to anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or adjusted earnings before interest, taxes, depreciation and amortization for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period. These metrics are estimates and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure. At November 2, 2011, using foreign exchange rates of CDN $0.98 to $1.00 and the euro 1.36 to $1.00, we estimated that our baseline revenues for the fourth quarter of 2012 were approximately $27.5 million and our baseline operating expenses were approximately $21.0 million. We consider this to be our baseline calibration of approximately $6.5 million for the fourth quarter of 2012, or approximately 24% of our baseline revenues as at November 2, 2011.

In the first three quarters of 2012 we incurred $0.1 million in restructuring charges as we continue to re-calibrate our business through the implementation of cost reduction initiatives and further accelerate integration activity for acquired companies. We expect to incur up to $0.5 million in restructuring charges in the fourth quarter of 2012 relating to the integration of InterCommIT.

We anticipate that in the fourth quarter of fiscal 2012, the significant majority of our business will continue to be in the Americas regions, while our presence in the EMEA regions will continue to increase. We anticipate that revenues from the Asia Pacific region will continue to represent approximately 4% to 6% of our total revenues in fiscal 2012.

We estimate that amortization expense for existing intangible assets will be $2.7 million for the fourth quarter of 2012, $9.9 million for 2013, $9.4 million for 2014, $7.3 million for 2015, $4.6 million for 2016, $3.4 million for 2017 and $1.6 million thereafter, assuming that no impairment of existing intangible assets occurs in the condensed consolidated financial statements and subject to fluctuations in foreign exchange rates. This estimate excludes the impact of future acquisitions.

We anticipate that stock-based compensation expense in the fourth quarter of 2012 will be approximately $0.2 to $0.3 million, subject to any necessary quarterly adjustments resulting from reconciling estimated stock option forfeitures to actual stock option forfeitures.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350 on October 31, 2011 and determined that there was no evidence of impairment as of October 31, 2011. We are currently scheduled to perform our next annual impairment test on October 31, 2012. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Capital expenditures were $3.3 million in the first three quarters of 2012 as we implement a new ERP system and continue to invest in our network and build out our administrative infrastructure. While we are still advancing on these initiatives we anticipate that we will incur up to $1.0 million in capital expenditures in the fourth quarter of fiscal 2012.

We conduct business in a variety of foreign currencies and, as a result, our foreign operations are subject to foreign exchange fluctuations. Our operations operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. Some of our cash is held in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates in the fourth quarter of 2012. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations. In such cases we may need to undertake cost-reduction activities to maintain our calibration. By way of illustration, 54% of our revenues in the third quarter of 2012 were in US dollars, 28% in euro, 14% in Canadian dollars, and the balance in mixed currencies, while 30% of our operating expenses are in US dollars, 34% in Canadian dollars, 31% in euro, and the balance in mixed currencies.

As at December 2, 2011, we had 79,113 outstanding deferred share units and 427,100 outstanding restricted share units. DSUs and RSUs are notional share units granted to directors, officers and employees that, when vested, are settled in cash by Descartes using the fair market value of Descartes’ common shares at the vesting date. DSUs, which have only been granted to directors, vest upon award but are only paid at the completion of the applicable director’s service to Descartes. RSUs generally vest and are paid over a period of three- to five-years. Our liability to pay amounts for DSUs and RSUs is determined using the fair market value of Descartes’ common shares at the applicable balance sheet date. Increases in the fair market value of Descartes’ common shares between reporting periods will require us to record additional expense in a reporting period; while decreases in the fair market value of Descartes’ common shares between reporting periods will require us to record an expense recovery. For DSUs, the amount of any expense or recovery is based on the entire number of DSUs outstanding as DSUs are fully vested upon award. For RSUs, the amount of any expense or recovery is based on the number of RSUs that were expensed in the applicable reporting period as employees performed services, but that have not yet vested or been paid pursuant to the terms of the RSU grant. Because the expense is subject to fluctuations in our stock price, we are not able to predict these expenses or expense recoveries and, accordingly, they are outside our calibration.

As of October 31, 2011, our gross amount of unrecognized tax benefits was $4.4 million. We expect that the unrecognized tax benefits could increase within the next 12 months due to uncertain tax positions that may be taken, although at this time a reasonable estimate of the possible increase cannot be made.

In the third quarter of 2012, we recorded a deferred income tax expense of $1.3 million resulting primarily from income that is sheltered by loss carryforwards, and adjustments to deferred tax assets resulting from changes in estimates upon the filing of tax returns. The amount of any tax expense or recovery in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction, our then current effective tax rate in that jurisdiction, and estimations of our ability to utilize deferred tax asset balances in the future. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. At this time, we anticipate that our income tax expense (current and deferred) for 2012 will be 30% - 40% of income before income taxes, exclusive of any potential further changes to the valuation allowance for our deferred tax assets or other company events. We also anticipate the current income tax expense portion for 2012 will be approximately 5% - 10% of income before income taxes.

We intend to actively explore business combinations during the fourth quarter of 2012 to add complementary services, products and customers to our existing businesses. Going forward, we intend to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, will listen to our customers’ suggestions as they relate to consolidation opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may need to raise additional debt or equity capital. However, with the global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

Certain Factors That May Affect Future Results

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

General economic conditions may affect our business, results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets and the downgrade in US debt may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase. We are unable to predict the likely duration and severity of the current disruptions in the financial markets and adverse economic conditions in the US and other countries.

Making and integrating acquisitions involves a number of risks that could harm our business.
We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies or businesses that we believe are complementary to ours. For example, in 2012 we acquired InterCommIT and Telargo. In 2011 we acquired Porthus, one of our largest acquisitions in the past several years, as well as Imanet and Routing International. In 2010 we acquired two businesses, Oceanwide and Scancode, and from 2007 to 2009 we acquired ten businesses in total. However, we may not be able to identify appropriate products, technologies or businesses for acquisition or, if identified, conclude such acquisitions on terms acceptable to us. Acquisitions involve a number of risks, including: diversion of management’s attention from current operations; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In particular, with our acquisition of Telargo, we are in the process of integrating a business with inventory, which we have not had as part of our business previously. In addition, we may not identify all risks or fully assess risks identified in connection with an acquisition. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

We may have difficulties maintaining or growing our acquired businesses.
Businesses that we acquire may sell products or operate services that we have limited experience operating or managing. For example, InterCommIT provides services messaging services to insurance and financial institutions, Telargo manages inventory, and Porthus offers media and technology services. We may experience unanticipated challenges or difficulties maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to maintain or grow acquired businesses may include, but are not limited to:
•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•
For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services; and
•	Other risk factors identified in this report.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, or consolidate contracts with acquired companies.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System, AESDirect. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In 2010, for example, we lost $3.0 million in annual recurring revenues compared to 2009 from departing services customers in addition to the normal 3% - 5% annual revenue attrition we planned for. We experienced similar revenue losses from customers using legacy services in fiscal 2011, and our 2012 plans are based on losing an aggregate of 3% - 5% of our fiscal 2011 revenues in the ordinary course. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity.

Changes in government filing requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changing the government agency responsible for the requirement could impact our business, perhaps adversely.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of labour disputes, weather or natural disaster, or caused by terrorists, political instability, or security activities, contagious illness outbreaks, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
During the first three quarters of 2012, 52% of our revenues were denominated in US dollars, and historically our revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in Canadian dollars and euros. Therefore, changes in the value of the US dollar as compared to the Canadian dollar and the euro may materially affect our operating results. We generally have not implemented hedging strategies to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

We are dependent on certain key vendors for our inventory of mobile asset units, which could impede our development and expansion.
We currently have relationships with a small number of mobile asset unit vendors over which we have no operational or financial control and no influence in how these vendors conduct business. Suppliers of mobile asset units could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematic solutions business.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance for all but $31.3 million of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed. In addition, when we reduce our deferred tax valuation allowance, we will record income tax expense in any subsequent period where we use that deferred tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our GLN and our corresponding network revenues.

Our common share price has in the past been volatile and may also be volatile in the future.
The trading price of our common shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations and the sale of our equity securities. As at October 31, 2011, we had cash and cash equivalents of $76.2 million and $3.0 million in unutilized operating lines of credit.

We may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

 If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our key technical, sales and marketing, and senior management personnel. We do not maintain life insurance policies on any of our employees that list the company as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain highly qualified management, directors, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to these customers, or to customers of our other products and services. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.
The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and environmental regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by Canada, the United States, or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the US or internationally likely would have a material adverse effect on our business.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under ASC Topic 805, the accounting standard for business combinations, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:
•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; or
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, in-process research and development as well as other acquisition related charges, restructuring and stock-based compensation associated with assumed stock awards. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

System or network failures or information security breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely, could result in our customers being unable to effectively use our products or services or forced to take mitigating actions to protect their information. Our services and products may not function properly for reasons, which may include, but are not limited to, the following:
•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Information or infrastructure security breaches;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information. Any disruption to our services or compromise of customer information could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally three to five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, which among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31st as the date for our annual impairment test. Although the results of our testing on October 31, 2011 indicated no evidence of impairment, should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. A product liability, patent infringement, acquisition-related or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.
While our headquarters are in North America, we currently have direct operations in both Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
•	Longer collection time from foreign clients, particularly in the EMEA and Asia Pacific regions;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Volatility or fluctuations in foreign currency and tariff rates;
•	Multiple, and possibly overlapping, tax structures;
•	Complying with complicated and widely differing global laws and regulations;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.
As at October 31, 2011, our accumulated deficit was $329.0 million. We had losses in 2005 and prior fiscal periods. Our profits in 2006 benefited from one-time gains on the disposition of an asset and a significant portion of our net income and earnings per share in the fourth quarter of each of 2011, 2010 and 2009 benefited from non-cash, net deferred income tax recoveries of $4.4 million, $10.9 million and $13.1 million, respectively. There can be no assurance that we will not incur losses again in the future. We believe that the success of our business and our ability to remain profitable depends on our ability to keep our baseline operating expenses to a level at or below our baseline revenues. However, non-cash, non-operational charges, such as income tax expenses or impairment charges, may adversely impact our ability to be profitable in any particular period. There can be no assurance that we can generate further expense reductions or achieve revenue growth, or that any expense reductions or revenue growth achieved can be sustained, to enable us to do so. If we fail to maintain profitability, this would increase the possibility that the value of your investment will decline.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Lower cost structure and more profitable operations;
•	Superior product functionality and industry-specific expertise;
•	Greater name recognition;
•	Broader range of products to offer;
•	Better performance;
•	Larger installed base of customers;
•	Established relationships with existing customers or prospects that we are targeting; and/or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	Volatility or fluctuations in foreign currency exchange rates;
•	Timing of acquisitions and related costs;
•	Timing of restructuring activities;
•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	The impact of stock-based compensation expense;
•	Price and functionality competition in our industry;
•	Changes in legislation and accounting standards;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results.

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; unaudited)

	October 31,	January 31,
	2011	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 4)	76,231	69,644
Accounts receivable
Trade (Note 5)	16,818	14,417
Other	5,504	3,967
Prepaid expenses and other	2,553	1,968
Inventory (Note 6)	476	-
Deferred income taxes (Note 16)	8,211	11,457
Deferred tax charge	197	197
	109,990	101,650
CAPITAL ASSETS (Note 7)	8,555	7,309
GOODWILL (Note 8)	62,801	56,742
INTANGIBLE ASSETS (Note 9)	38,907	40,703
DEFERRED INCOME TAXES (Note 16)	37,356	34,667
DEFERRED TAX CHARGE	50	198
	257,659	241,269
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,376	4,992
Accrued liabilities (Note 10)	12,633	11,342
Income taxes payable	653	471
Deferred revenue	5,843	6,310
Other liabilities	76	67
	23,581	23,182
DEFERRED REVENUE	1,527	1,665
INCOME TAX LIABILITY (Note 16)	2,868	2,468
DEFERRED INCOME TAX LIABILITY (Note 16)	11,035	8,267
OTHER LIABILITIES	125	172
	39,136	35,754
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 11)

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,398,910 at October 31, 2011 ( January 31, 2011 – 61,741,702) (Note 12)	90,651	88,148
Additional paid-in capital	452,184	452,300
Accumulated other comprehensive income	4,927	1,822
Accumulated deficit	(329,239)	(336,755)
	218,523	205,515
	257,659	241,269

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010

REVENUES	28,502	25,787	84,419	72,322
COST OF REVENUES	9,495	8,579	28,192	24,519
GROSS MARGIN	19,007	17,208	56,227	47,803
EXPENSES
Sales and marketing	3,091	3,040	9,712	8,761
Research and development	4,703	4,434	13,912	12,431
General and administrative	3,609	3,494	10,636	10,144
Other charges (Note 15)	346	571	1,012	2,897
Amortization of intangible assets	2,848	3,107	8,898	8,342
	14,597	14,646	44,170	42,575
INCOME FROM OPERATIONS	4,410	2,562	12,057	5,228
INTEREST EXPENSE	(2)	(3)	(7)	(6)
INVESTMENT INCOME	44	42	140	161
INCOME BEFORE INCOME TAXES	4,452	2,601	12,190	5,383
INCOME TAX EXPENSE (Note 16)
Current	460	449	1,056	1,067
Deferred	1,268	536	3,618	485
	1,728	985	4,674	1,552
NET INCOME	2,724	1,616	7,516	3,831
EARNINGS PER SHARE (Note 13)
Basic	0.04	0.03	0.12	0.06
Diluted	0.04	0.03	0.12	0.06
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,350	61,526	62,154	61,480
Diluted	63,408	62,849	63,317	62,779

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive (Loss) Income
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
Common shares
Balance, beginning of period	90,444	86,960	88,148	86,609
Shares issued:
Stock options exercised	207	395	2,503	746
Balance, end of period	90,651	87,355	90,651	87,355

Additional paid-in capital
Balance, beginning of period,	452,022	452,084	452,300	451,591
Unearned compensation related to issuance of stock options	-	1	11	7
Stock-based compensation expense (Note 14)	229	266	741	808
Stock options exercised	(67)	(97)	(868)	(181)
Purchase of non-controlling interest (Note 3)	-	-	-	29
Balance, end of period	452,184	452,254	452,184	452,254

Accumulated other comprehensive income
Balance, beginning of period	7,715	(2,439)	1,822	(2,034)
Foreign currency translation adjustments	(2,788)	4,074	3,105	3,669
Balance, end of period	4,927	1,635	4,927	1,635

Accumulated deficit
Balance, beginning of period	(331,963)	(346,079)	(336,755)	(348,294)
Net income	2,724	1,616	7,516	3,831
Balance, end of period	(329,239)	(344,463)	(329,239)	(344,463)

Total Shareholders’ Equity	218,523	196,781	218,523	196,781

Comprehensive income
Net income	2,724	1,616	7,516	3,831
Other comprehensive (loss) income:
Foreign currency translation adjustments	(2,788)	4,074	3,105	3,669
Total other comprehensive (loss) income	(2,788)	4,074	3,105	3,669
Comprehensive (loss) income	(64)	5,690	10,621	7,500

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
OPERATING ACTIVITIES
Net income	2,724	1,616	7,516	3,831
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	638	648	1,797	1,741
Amortization of intangible assets	2,848	3,107	8,898	8,342
Write-off redundant assets	-	417	-	417
Amortization of deferred compensation	-	1	11	7
Stock-based compensation expense	229	266	741	808
Gain on sale of investment in affiliate	-	-	-	(20)
Loss from investment in affiliate	-	-	-	19
Deferred tax expense	1,268	536	3,618	485
Deferred tax charge	49	49	147	147
Changes in operating assets and liabilities:
Accounts receivable
Trade	249	1,114	(1,047)	1,991
Other	(904)	(967)	(762)	(96)
Prepaid expenses and other	131	(140)	(518)	(45)
Inventory	4	-	17	-
Accounts payable	(42)	(331)	(1,702)	307
Accrued liabilities	436	87	(814)	(2,755)
Income taxes payable	130	(366)	174	(797)
Deferred revenue	(1,186)	(1,476)	(1,619)	(1,751)
Cash provided by operating activities	6,574	4,561	16,457	12,631
INVESTING ACTIVITIES
Maturities of short-term investments	-	-	-	5,071
Additions to capital assets	(1,226)	(468)	(3,261)	(1,228)
Proceeds from the sale of investment in affiliate	-	-	-	487
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	-	(1,127)	(5,002)	(44,989)
Cash used in investing activities	(1,226)	(1,595)	(8,263)	(40,659)
FINANCING ACTIVITIES
Issuance of common shares for cash	140	297	1,635	563
Repayment of other liabilities	(20)	(27)	(4,324)	(334)
Cash provided by (used in) financing activities	120	270	(2,689)	229
Effect of foreign exchange rate changes on cash and cash equivalents	(22)	1,049	1,082	1,045
Increase (decrease) in cash and cash equivalents	5,446	4,285	6,587	(26,754)
Cash and cash equivalents, beginning of period	70,785	58,515	69,644	89,554
Cash and cash equivalents, end of period	76,231	62,800	76,231	62,800
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	2	-	7	14
Cash paid during the period for income taxes	61	113	260	1,179

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Notes to Condensed Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP; Unaudited)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations.

Note 2 –Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in United States (“US”) dollars and are prepared in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of condensed financial statements. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and notes required for compliance with GAAP for annual financial statements. These statements should be read in conjunction with our GAAP audited annual consolidated financial statements prepared for the fiscal year ended January 31, 2011.

The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2012.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2012, is referred to as the “current fiscal year,” “fiscal 2012,” “2012” or using similar words. Our previous fiscal year, which ended on January 31, 2011, is referred to as the “previous fiscal year,” “fiscal 2011,” “2011” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2013” refers to the annual period ending January 31, 2013 and the “fourth quarter of 2013” refers to the quarter ending January 31, 2013.

Recently adopted accounting pronouncements
In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 amends ASC Subtopic 605-25 “Revenue Recognition: Multiple-Element Arrangements”. Specifically ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. ASU 2009-13 has been adopted prospectively and the adoption of this amendment has not had a material impact on our results of operations to date.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements” (“ASU 2009-14”). ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product’s essential functionality will no longer be within the scope of ASC Subtopic 985-605, “Software Revenue Recognition”. The entire product, including the software and non-software deliverables, will therefore be accounted for under ASC Topic 605, “Revenue Recognition”. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. ASU 2009-14 has been adopted prospectively and the adoption of this amendment has not had a material impact on our results of operations to date.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amends ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, which was our reporting period ended April 30, 2010, except for the requirement to provide the Level 3 activity of purchases, sales issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, which is our fiscal year beginning February 1, 2011. The adoption of ASU 2010-06, including the requirements adopted in the current period, has not had a material impact on our results of operations or disclosure to date.

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition – Milestone Method” (“ASU 2010-17”). ASU 2010-17 establishes a revenue recognition model for contingent consideration that is payable upon achievement of an uncertain future milestone. ASU 2010-17 applies to research and development arrangements and requires a milestone payment be recorded in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities will not be precluded from making an accounting policy decision to apply another appropriate accounting policy that results in the deferral of some portion of the milestone payment. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. The adoption of this amendment has not had a material impact on our results of operations to date.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 clarifies that a public entity presenting comparative financial statements, should disclose revenue and earnings of the combined entity as though any business combinations that occurred during the current fiscal year had occurred as of the beginning of the comparative period. In addition ASU 2010-29 also expands the supplemental pro forma disclosures under ASC Topic 805 to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for acquisitions taking place in fiscal periods beginning on or after December 15, 2010, which is our fiscal year beginning February 1, 2011.The adoption of ASU 2010-29 has not had a material impact on our results of operations or disclosure to date.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”). ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test described in ASC Topic 350. ASU 2011-08 is effective for condensed and annual periods beginning after December 15, 2011, with the option of early adoption. ASU 2011-08 was adopted in third quarter of 2012 and this amendment has not had a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements not yet adopted
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amends the wording used to describe many of the requirements in US GAAP for measuring fair value and for disclosing information about fair value measures. ASU 2011-04 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires the presentation of the statement of income and other comprehensive income consecutively. ASU 2011-05 is effective for condensed and annual periods beginning after December 15, 2011, which is our fiscal year beginning February 1, 2012. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

Note 3 – Acquisitions

On June 10, 2011, we acquired privately-held Telargo Inc. (“Telargo”), a provider of telematics solutions. Telargo is a software-as-a-service (“SaaS”) provider of mobile resource management applications (“MRM”) telematics solutions that enable its clients to monitor and manage mobile assets and help fleet owners comply with various transportation regulations. The total purchase price for the acquisition was $9.3 million, including $5.0 million in cash, net of cash acquired, and $4.3 million to repay financial liabilities. We also incurred acquisition-related costs, primarily for advisory services, during the second quarter of 2012 of $0.2 million, which are included in other charges in our unaudited condensed consolidated statements of operations. The gross contractual amount of trade accounts receivable acquired was $2.3 million with a fair value of $1.1 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is $1.2 million. We have recognized $1.5 million and $1.2 million of revenues and a $0.4 million and $0.2 million net loss from Telargo since the date of acquisition in our unaudited condensed consolidated statements of operations for the nine and three month periods ended October 31, 2011.

During the quarter ended October 31, 2011, the purchase price allocation for Telargo was adjusted due to changes made to opening working capital estimates. The purchase price allocation adjustments were as follows: (i) current assets decreased by $0.2 million from $1.8 million to $1.6 million; and (ii) current liabilities increased by $0.1 million from $2.9 million to $3.0 million.

The preliminary purchase price allocation for the acquisition of Telargo, which has not been finalized, is as follows:

Total
Purchase price consideration:
Cash, excluding cash acquired related to Telargo ($201)	5,002
Net working capital adjustments	(784)
4,218
Allocated to:
Current assets, excluding cash acquired related to Telargo ($201)	1,640
Capital assets	381
Deferred tax asset	2,344
Current liabilities	(3,034)
Deferred revenue	(893)
Deferred tax liability	(2,441)
Other long term liabilities	(4,277)
Net tangible assets (liabilities) assumed	(6,280)
Finite life intangible assets acquired:
Customer agreements and relationships	427
Existing technology	5,749
Goodwill	4,322
4,218

The Telargo transaction was accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocation in the table above represents our estimates of the allocations of the purchase price and the fair value of net assets acquired. As part of our process for determining the fair value of the net assets acquired, we have engaged third-party valuation specialists. The valuation of the acquired net assets is preliminary, may differ from the final purchase price allocation, and these differences may be material. Revisions to the valuation will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocation will be completed within one year from the acquisition date.

No in-process research and development was acquired in the Telargo transaction.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

Telargo
Customer agreements and relationships	6 years
Existing technology	6.1 years

The goodwill on the Telargo acquisition arose as a result of the value of Telargo’s assembled workforce and its strategic value to our growth plan. The goodwill arising from the Telargo acquisition is not deductible for tax purposes.

The pro forma results of operations for the Telargo transaction have not been presented as they are not material to our unaudited condensed consolidated financial statements.

On March 19, 2010, we acquired 96.17% of the outstanding shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”), a leading provider of global trade management solutions, at EUR 12.50 per share. The purchase price for the acquisition was $39.1 million in cash. On April 16, 2010, we purchased the remaining 3.83% of the Porthus shares at EUR 12.50 per share, and all outstanding warrants at a price of EUR 12.33 per warrant issued pursuant to the 2000 warrant plan and a price of EUR 20.76 per warrant issued pursuant to the 2001 warrant plan. The purchase price for the remaining shares and warrants was $1.8 million in cash.

The fair value of the non-controlling interest in Porthus was determined based on active market prices for the 3.83% of shares not acquired as part of the March 19, 2010 acquisition. The excess of the $1.8 million purchase-price consideration when this non-controlling interest was acquired on April 16, 2010 and the fair value of the non-controlling interest in Porthus was recorded to additional paid-in capital.

On April 19, 2010, we purchased all of the shares of privately-held 882976 Ontario Inc., doing business as Imanet (“Imanet”), a provider of enterprise and on-demand technology solutions to customs brokers, freight forwarders, exporters and self-clearing importers. Imanet’s solutions focus on enabling members of the international trade community to communicate with Canada Border Services Agency (“CBSA”). Leading customs brokers, freight forwarders and Canadian importers manage their shipments and interactions with CBSA using Imanet’s solutions. The purchase price for the acquisition was $5.9 million in cash, less working capital adjustments.

On June 16, 2010, we acquired privately-held Belgian-based Routing International NV (“Routing International”), a developer and distributor of optimized route planning solutions. Routing International’s solutions join Descartes’ MRM 2.0 solution suite, which combines optimized real-time planning with wireless mobile technology to manage resources in motion. The purchase price for the acquisition was $3.9 million in cash, less working capital adjustments.

As required by GAAP, the financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired Porthus as of February 1, 2010. The pro forma results of operations for the Imanet, Routing International and Telargo transactions have not been included in the table below as they are not material to the unaudited condensed consolidated financial statements for the third quarter of fiscal 2012. This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisition of Porthus occurred at the beginning of the period indicated, or to project our results of operations for any future period.

Pro forma results of operations
	Three Months Ended	Nine Months Ended
	October 31,	October 31,
	2010	2010
Revenues	25,787	75,666
Net income	1,616	4,522
Earnings per share
Basic	0.03	0.07
Diluted	0.03	0.07

Note 4 – Cash and Cash Equivalents

	October 31,	January 31,
	2011	2011

Cash and cash equivalents	76,231	69,644
	76,231	69,644

We have operating lines of credit in Canada aggregating $3.0 million (CDN $3.0 million) as at October 31, 2011, of which none was utilized (nil at January 31, 2011). Borrowings under these facilities bear interest at prime based on the borrowed currency (3.0% on Canadian dollar borrowings and 3.25% on US dollar borrowings at October 31, 2011), are due on demand, and are secured by our investment portfolio and a general assignment of inventory and accounts receivable.

As at October 31, 2011 we have outstanding letters of credit of $0.1 million (EUR 0.1 million) related to three of our leased premises ($0.1 million at January 31, 2011).

Note 5 - Trade Receivables

	October 31,	January 31,
	2011	2011
Trade receivables	18,236	15,634
Less: Allowance for doubtful accounts	(1,418)	(1,217)
	16,818	14,417

Bad debt expense was nil for both the three month periods ended October 31, 2011 and October 31, 2010. For both the nine month periods ended October 31, 2011 and October 31, 2010, bad debt expense was $0.3 million.

Note 6 –Inventory

	October 31,	January 31,
	2011	2011
Finished goods	476	-
	476	-

Finished goods inventory consists of hardware and related parts for mobile asset units sold.

Note 7 – Capital Assets

	October 31,	January 31,
	2011	2011
Cost
Computer equipment and software	25,613	23,556
Furniture and fixtures	1,933	1,895
Leasehold improvements	3,141	2,914
Assets under construction	1,633	701
	32,320	29,066
Accumulated amortization
Computer equipment and software	19,529	17,822
Furniture and fixtures	1,688	1,630
Leasehold improvements	2,548	2,305
	23,765	21,757
	8,555	7,309

Computer equipment and software cost includes $0.3 million of assets recorded under capital leases as of October 31, 2011 ($0.3 million as of January 31, 2011). Included within depreciation expense in our unaudited condensed consolidated statements of operations is amortization expense from assets under capital leases of less than $0.1 million for both the three and nine month periods ended October 31, 2011.

Note 8 –Goodwill

Balance at January 31, 2011	56,742
Adjustments on account of prior acquisition	50
Adjustments on account of foreign exchange	2,361
Balance at April 30, 2011	59,153
Business acquisition – Telargo	4,322
Business acquisition – GF-X	1,306
Adjustments on account of foreign exchange	(706)
Balance at July 31, 2011	64,075
Business acquisition – GF-X	(475)
Adjustments on account of foreign exchange	(799)
Balance at October 31, 2011	62,801

In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of Global Freight Exchange Limited (“GF-X”), up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. At October 31, 2011 we have accrued $0.8 million to be paid to the former owners as performance targets have been achieved.

Note 9 –Intangible Assets

	October 31,	January 31,
	2011	2011
Cost
Customer agreements and relationships	39,322	38,264
Non-compete covenants	1,376	1,349
Existing technology	29,957	23,583
Trade names	3,916	3,849
	74,571	67,045
Accumulated amortization
Customer agreements and relationships	19,717	15,636
Non-compete covenants	1,050	951
Existing technology	11,941	7,415
Trade names	2,956	2,340
	35,664	26,342
	38,907	40,703

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. During the nine months ended October 31, 2011, additions to intangible assets primarily consisted of the acquisition of Telargo, described in Note 3 to these unaudited condensed consolidated financial statements. The balance of the change in intangible assets is due to foreign currency translation.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $38.9 million over the following periods: $2.7 million for the fourth quarter of 2012, $9.9 million for 2013, $9.4 million for 2014, $7.3 million for 2015, $4.6 million for 2016, $3.4 million for 2017 and $1.6 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates.

Intangible assets with a finite life are written down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded in these unaudited condensed consolidated statements of operations for any of the periods presented.

Note 10 – Accrued Liabilities

	October 31,	January 31,
	2011	2011
Accrued compensation and benefits	6,687	5,950
Amounts payable to former shareholders of prior acquisitions	394	391
Accrued purchase price consideration and other acquisition-related costs	1,116	264
Other accrued liabilities	4,436	4,737
	12,633	11,342

Note 11 – Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating and capital lease obligations:

Years Ending January 31,	Operating Leases	Capital Leases	Total
Remainder of 2012	0.9	-	0.9
2013	2.9	0.1	3.0
2014	2.2	0.1	2.3
2015	1.9	-	1.9
2016	1.5	-	1.5
Thereafter	2.0	-	2.0
	11.4	0.2	11.6

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2015. The future minimum amounts payable under these lease agreements are outlined in the table above. Rental expense from operating leases for the three and nine month periods ended October 31, 2011 was $0.9 million and $1.7 million (October 31, 2010 - $0.9 million and $2.3 million).

Other Obligations
Income Taxes
We believe that it is reasonably possible that the gross unrecognized tax benefit as of October 31, 2011 could increase tax expense in the next 12 months by $4.4 million primarily relating to the underlying uncertain tax positions, relating primarily to the tax years becoming statute barred for purpose of future tax examinations by local taxing jurisdictions and the expiration of competent authority relief.

Deferred Share Unit and Restricted Share Unit Plans
As described in Note 14 to these unaudited condensed consolidated financial statements, we maintain deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the Toronto Stock Exchange (“TSX”) at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had 463,026 unvested RSUs outstanding as at October 31, 2011 for which no liability was recorded on our consolidated balance sheet, in accordance with ASC Topic 718 “Compensation – Stock Compensation”. The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our unaudited condensed consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees” (“ASC Topic 460”). The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications that we provide require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Note 12 – Share Capital

On December 21, 2010, we announced that the TSX had approved the purchase by us of up to an aggregate of 4,997,322 common shares of Descartes pursuant to a normal course issuer bid. The purchases can occur from time to time until December 22, 2011, through the facilities of the TSX and/or the NASDAQ Stock Market (“NASDAQ”), if and when we consider advisable. As of October 31, 2011 there were no purchases made pursuant to this normal course issuer bid.

Note 13 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010

Net income for purposes of calculating basic and diluted earnings per share	2,724	1,616	7,516	3,831
(number of shares in thousands)
Weighted average shares outstanding	62,350	61,526	62,154	61,480
Dilutive effect of employee stock options	1,058	1,323	1,163	1,299
Weighted average common and common equivalent shares outstanding	63,408	62,849	63,317	62,779
Earnings per share
Basic	0.04	0.03	0.12	0.06
Diluted	0.04	0.03	0.12	0.06

For the three and nine month periods ended October 31, 2011, 65,000 and 15,000 options, compared to 427,107 options for the same periods in 2011 were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for the three and nine month periods ended October 31, 2011 the application of the treasury stock method excluded 388,480 and 438,480 options, compared to nil options for the same periods in 2011, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

Note 14 – Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from the grant date and expire seven years from the grant date. Directors’ and officers’ stock options generally have quarterly vesting over a three- to five-year period. We issue new shares from treasury upon the exercise of a stock option.

As of October 31, 2011, we had 3,019,168 stock options granted and outstanding under our shareholder-approved stock option plan and 200,118 remained available for grant. In addition, we had outstanding stock option grants totaling 20,000 stock options not approved by shareholders and 14,000 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

Total estimated stock-based compensation expense recognized under ASC Topic 718 related to all of our stock options was included in our unaudited condensed consolidated statements of operations as follows:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010

Cost of revenues	22	19	64	54
Sales and marketing	46	53	155	166
Research and development	31	34	108	97
General and administrative	130	160	414	491
Effect on net income	229	266	741	808

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $0.2 million ($0.3 million at January 31, 2011) recognized in the United States. We realized a nominal tax expense in connection with stock options exercised during the three and nine month periods ended October 31, 2011.

As of October 31, 2011, $1.2 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.3 years. The total fair value of stock options vested during the three and nine months ended October 31, 2011 was $0.2 million and $0.7 million, respectively.

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Assumptions used in the Black-Scholes model were as follows:

Three Months Ended	October 31, 2011		July 31, 2011		April 30, 2011
	Weighted-Average	Range	Weighted-Average	Range	Weighted-Average	Range
Expected dividend yield (%)	-	-	-	-	-	-
Expected volatility (%)	N/A	N/A	N/A	N/A	33.6	33.6
Risk-free rate (%)	N/A	N/A	N/A	N/A	2.4	2.4
Expected option life (years)	N/A	N/A	N/A	N/A	5	5

Three Months Ended	October, 2010		July 31, 2010		April 30, 2010
	Weighted-Average	Range	Weighted-Average	Range	Weighted-Average	Range
Expected dividend yield (%)	-	-	-	-	-	-
Expected volatility (%)	35.1	35.1	36.5	36.5	37.9	37.8 to 37.9
Risk-free rate (%)	1.8	1.8	2.3	2.3	2.6	2.3 to 2.6
Expected option life (years)	5	5	5	5	5	5

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2011	3,760,153	$4.06
Granted	284,534	$6.49
Exercised	(441,175)	$2.52
Forfeited	(30,000)	$3.55
Expired	(118,591)	$15.75
Balance at April 30, 2011	3,454,921	$4.20	3.6	8.0
Granted	-	-
Exercised	(128,733)	$2.40
Forfeited	(122,054)	$6.47
Expired	(45,516)	$9.15
Balance at July 31, 2011	3,158,618	$4.13	3.4	8.5
Granted	-	-
Exercised	(87,300)	$1.59
Forfeited	(800)	$4.33
Expired	(17,350)	$1.35
Balance at October 31, 2011	3,053,168	$4.08	3.2	10.3

Vested or expected to vest at October 31, 2011	2,869,908	$4.04	3.2	9.8

Exercisable at October 31, 2011	2,162,329	$3.76	2.7	8.0

The weighted average grant-date fair value of options granted during the three and nine month periods ended October 31, 2011 was nil and $2.18 per share, respectively, and during the same periods in 2011 was $2.06 and $2.25 per share, respectively. The total intrinsic value of options exercised during the three and nine month periods ended October 31, 2011 was $0.4 million and $2.8 million, respectively, and during the same periods in 2011 was $0.2 million and $0.5 million, respectively.

Deferred Share Unit Plan
Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of DSUs, each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors (currently $80,000), then the director must take at least 50% of the base annual fee for serving as a director (currently $30,000) in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place.

A summary of activity under our DSU plan is as follows:

Number of DSUs Outstanding
Balance at January 31, 2011	106,383
Granted	6,179
Balance at April 30, 2011	112,562
Granted	1,915
Balance at July 31, 2011	114,477
Granted	3,701
Settled in cash	(39,065)
Balance at October 31, 2011	79,113

As at October 31, 2011, the total number of DSUs held by participating directors was 79,113, representing an aggregate accrued liability of $0.6 million ($0.7 million at January 31, 2011). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our unaudited condensed consolidated statements of operations during the three and nine month periods ended October, 31, 2011 was an expense of $0.1 million and less than $0.1 million, respectively, and during the same periods in 2011 was an expense of less than $0.1 million.

Restricted Share Unit Plan
Our board of directors adopted a restricted share unit plan effective as of May 23, 2007 pursuant to which certain of our employees and outside directors are eligible to receive grants of RSUs, each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The RSUs generally vest based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31st of the calendar year of a vesting date.

A summary of activity under our RSU plan is as follows:

	Number of RSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2011	413,235
Granted	226,964
Vested and settled in cash	(79,631)
Balance at April 30, 2011	560,568
Granted	43,796
Vested and settled in cash	(60,290)
Forfeited	(18,867)
Balance at July 31, 2011	525,207
Granted	14,041
Vested and settled in cash	(56,074)
Balance at October 31, 2011	483,174	1.8

Vested at October 31, 2011	20,148	-

Non-vested at October 31, 2011	463,026	1.8

We have recognized the compensation cost of the RSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $1.5 million at October 31, 2011 ($1.1 million at January 31, 2011). As at October 31, 2011, the unrecognized aggregate liability for the non-vested RSUs was $2.1 million ($1.7 million at January 31, 2011). The fair value of the RSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to RSUs recognized in our unaudited condensed consolidated statements of operations during the three and nine month period ended October 31, 2011 was $0.5 million and $1.1 million, respectively, and during the same periods in 2011 was $0.4 million and $1.1 million, respectively.

Note 15 – Other Charges

Other charges are primarily comprised of charges related to certain restructuring initiatives which have been undertaken from time to time under various restructuring plans. Other charges also include acquisition-related costs with respect to completed and prospective acquisitions. Acquisition-related costs primarily include advisory services, brokerage services and administrative costs.

Other charges included in our unaudited condensed consolidated statements of operations are as follows:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
Restructuring related to fiscal 2012 acquisitions	-	-	7	-
Restructuring related to fiscal 2011 acquisitions	-	149	15	561
Fiscal 2011 restructuring plan	1	28	97	435
Fiscal 2010 restructuring plan	-	1	-	145
Acquisition-related costs	345	(24)	893	1,339
Write-off of redundant assets	-	417	-	417
	346	571	1,012	2,897

Restructuring Related to Fiscal 2012 Acquisitions
As described in Note 3 to these unaudited condensed consolidated financial statements, we completed one acquisition during the nine month period ended October 31, 2011. As this acquisition was completed, management approved and began to implement restructuring plans to integrate and streamline operations. The total costs to be incurred in conjunction with this restructuring plan are expected to be approximately $0.2 million to $0.3 million, of which less than $0.1 million has been recorded within other charges to date. These charges are comprised of workforce reduction charges. These plans are expected to be completed in 2012 with the expected costs to be primarily related to workforce reductions and network consolidation costs.

The following table shows the changes in the restructuring provision for restructuring related to fiscal 2012 acquisitions.

Workforce Reduction
Balance at January 31, 2011	-
Accruals and adjustments	-
Cash draw downs	-
Balance at April 30, 2011	-
Accruals and adjustments	7
Cash draw downs	(2)
Balance at July 31, 2011	5
Accruals and adjustments	-
Cash draw downs	(5)
Balance at October 31, 2011	-

Restructuring Related to Fiscal 2011 Acquisitions
As described in Note 3 to these unaudited condensed consolidated financial statements, we completed three acquisitions during the year ended January 31, 2011. As these acquisitions were completed, management approved and began to implement restructuring plans to integrate and streamline operations. To date less than $0.1 million has been recorded within other charges in conjunction with these restructuring plans. These charges are comprised of workforce reduction charges and network consolidation costs. These plans are complete with no further expected costs.

The following table shows the changes in the restructuring provision for restructuring related to fiscal 2011 acquisitions.

	Workforce Reduction	Network Consolidation Costs	Total
Balance at January 31, 2011	58	4	62
Accruals and adjustments	(13)	8	(5)
Cash draw downs	(45)	(12)	(57)
Balance at April 30, 2011	-	-	-
Accruals and adjustments	-	20	20
Cash draw downs	-	(20)	(20)
Balance at July 31, 2011	-	-	-
Accruals and adjustments	-	-	-
Cash draw downs	-	-	-
Balance at October 31, 2011	-	-	-

Fiscal 2011 Restructuring Plan
In the first quarter of 2011, management approved and began to implement the fiscal 2011 restructuring plan to reduce operating expenses and increase operating margins. To date $1.0 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and network consolidation costs. This plan is complete with no further expected costs.

The following table shows the changes in the restructuring provision for the fiscal 2011 restructuring plan.

	Workforce Reduction	Office Closure Costs	Network Consolidation Costs	Total
Balance at January 31, 2011	310	19	-	329
Accruals and adjustments	(9)	2	34	27
Cash draw downs	(301)	(16)	(34)	(351)
Balance at April 30, 2011	-	5	-	5
Accruals and adjustments	8	6	55	69
Cash draw downs	(8)	(11)	(55)	(74)
Balance at July 31, 2011	-	-	-	-
Accruals and adjustments	-	-	1	1
Cash draw downs	-	-	(1)	(1)
Balance at October 31, 2011	-	-	-	-

Fiscal 2010 Restructuring Plan
In the first quarter of 2010, management approved and began to implement the fiscal 2010 restructuring plan to reduce operating expenses and increase operating margins. To date $0.9 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and network consolidation costs. This plan is complete with only the remaining provision below as payable.

The following table shows the changes in the restructuring provision for the fiscal 2010 restructuring plan.

	Workforce Reduction	Office Closure Costs	Network Consolidation Costs	Total
Balance at January 31, 2011	29	-	-	29
Noncash draw downs and foreign exchange	1	-	-	1
Balance at April 30, 2011	30	-	-	30
Noncash draw downs and foreign exchange	-	-	-	-
Balance at July 31, 2011	30	-	-	30
Noncash draw downs and foreign exchange	(1)	-	-	(1)
Balance at October 31, 2011	29	-	-	29

Note 16 – Income Taxes

Our effective tax rates were 38.3% and 28.8% for the nine month periods ended October 31, 2011 and 2010, respectively. In the nine month period ended October 31, 2011, the effective tax rate was impacted by (a) a change in estimates used in the fiscal 2011 tax provision compared with the tax return as filed in the US, which decreased the effective tax rate by 4.4%, and (b) an adjustment to net operating losses in the Netherlands, which increased the effective tax rate by 9.4%.  Neither of these two items had comparable impacts on the nine month period ended October 31, 2010.  In the nine month period ended October 31, 2010, the effective tax rate was impacted by (i) the recognition of the tax impact of temporary differences in accounting and tax values of assets and liabilities, which reduced the effective tax rate by 38.6%; (ii) the release of valuation allowance in the Netherlands, which reduced the effective tax rate by 33.1%; (iii) amendments to be made to prior-period US tax returns, which increased the effective tax rate by 25.3%; (iv) an adjustment to the deferred tax assets in Sweden, which reduced the effective tax rate by 13.1%; (v) an adjustment to the calculation of the US tax loss carryforwards, which increased the effective tax rate by 8.5%; (vi) the recognition of uncertain tax positions, which increased the effective tax rate by 8.1%; and (vii) treatment of non-deductible acquisition-related costs, which increased the effective tax rate by 1.9%.  None of these seven items had comparable impacts on the nine month period ended October 31, 2011.  In addition, there were a number of other immaterial one-time adjustments which increased the effective tax rate for the nine month period ended October 31, 2011.

Our effective tax rates were 38.8% and 37.9% for the three month periods ended October 31, 2011 and 2010, respectively. The increase in our effective tax rate for the third quarter of 2012 as compared with the same quarter in the prior year was primarily due to the following: (1) the adjustment to the deferred tax assets in the US, as described in item (a) above, which resulted in a 12.3% decrease in the effective tax rate; and (2) the adjustment to the valuation allowance in the Netherlands, as described in item (b) above, which resulted in a 26.0% increase in the effective tax rate. Neither of these two items had comparable impacts on the quarter ended October 31, 2010.

We expect that our unrecognized tax benefits may increase within the next 12 months due to uncertain tax positions expected to be taken, although at this time a reasonable estimate of the possible increase cannot be made. Of the $4.4 million of unrecognized tax benefits at October 31, 2011, $2.9 million would impact the effective tax rate if recognized.

Note 17 – Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our segmented revenue information by geographic location of customer and revenue type:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
Revenues
United States	12,467	10,885	36,332	33,321
Canada	3,555	3,501	11,141	9,322
Americas, excluding Canada and United States	391	251	756	828
Belgium	4,641	5,158	14,771	12,080
EMEA, excluding Belgium	5,731	4,973	17,677	14,146
Asia Pacific	1,717	1,019	3,742	2,625
	28,502	25,787	84,419	72,322

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010
Revenues
Services	26,175	24,673	78,758	68,752
Licenses	2,327	1,114	5,661	3,570
	28,502	25,787	84,419	72,322

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangibles that are attributed to individual geographic segments.

	October 31,	January 31,
	2011	2011
Total long-lived assets
United States	40,010	31,666
Canada	25,014	25,908
Belgium	40,610	43,055
EMEA, excluding Belgium	4,623	4,120
Asia Pacific	6	5
	110,263	104,754

Note 18 – Subsequent Events

On November 2, 2011, we acquired privately-held InterCommIT B.V. (“InterCommIT”), a provider of business-to-business (B2B) integration-as-a-service. InterCommIT is a SaaS provider of electronic data management services that enable its clients to seamlessly exchange data electronically. The total purchase price for the acquisition was $14.3 million in cash. As of the date of unaudited condensed consolidated financial statements, the business combination is not complete and the fair value of the net assets and liabilities has not been determined.

Corporate Information

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.
100 University Avenue
Toronto, Ontario M5J 2Y1
North America: (800) 663-9097
International: (416) 263-9200

Computershare Trust Company
12039 West Alameda Parkway
Suite Z-2 Lakewood, Colorado
80228 USA
International: (303) 262-0600

Independent Registered Chartered Accountants
Deloitte & Touche LLP
5140 Yonge Street
Suite 1700
North York, Ontario M2N 6L7
 (416) 601-6150

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
(519) 746-8110 ext. 2358
(800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone:	(519) 746-8110
(800) 419-8495
Fax:	(519) 747-0082

info@descartes.com
www.descartes.com